UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition of 60% Equity Interests of Putian YouYou Cleaning Co., Ltd. (“YouYou Cleaning”)

On January 20, 2022, E-Home Household Service Holdings Limited (the “Company”) and E-Home (Pingtan) Home Service Co., Ltd. (“E-Home Pingtan”), a wholly-owned subsidiary of the Company in China, entered into an equity transfer agreement (the “YouYou Agreement”) with YouYou Cleaning and Mr. Guoqing Wang (“Mr. Wang”), the sole shareholder of YouYou Cleaning, pursuant to which Mr. Wang agreed to transfer 60% of the equity interests in YouYou Cleaning to E-Home Pingtan, in consideration for the sum of (i) RMB4 million (approximately $0.63 million) in cash and (ii) 2,702,826 ordinary shares of the Company valued at RMB32 million (approximately $5.03 million) with a per share issuance price equal to 120% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding January 11, 2022, or $1.86 (the “YouYou Acquisition”).

Acquisition of 40% Equity Interests of Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“LianBao Appliance Service”)

On January 20, 2022, the Company and E-Home Pingtan entered into another equity transfer agreement (the “LianBao Agreement”) with LianBao Appliance Service and its nine shareholders (the “Sellers”), pursuant to which the Sellers will transfer 40% of the equity interests in LianBao Appliance Service to E-Home Pingtan, in exchange for a total of 5,823,363 ordinary shares of the Company, as determined by the quotient of dividing the purchase price of RMB63.2 million (approximately $9.93 million) by a per share issuance price equal to 110% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding January 11, 2022, or $1.705 (the “LianBao Acquisition”).

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S in connection with the issuance of the ordinary shares as full or a portion of consideration in the above two acquisitions.

The foregoing description is qualified in its entirety by reference to the full text of the YouYou Agreement and the LianBao Agreement, a copy of each of which is furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

The Company issued a press release announcing the entry of equity transfer agreements with respect to the two acquisitions on January 21, 2022. The full text of the press release is attached hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit	Description

99.1	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., Mr. Guoqing Wang and Putian YouYou Cleaning Co., Ltd.
99.2	English Translation of Equity Transfer Agreement, dated January 20, 2022, by and among the Company, E-Home (Pingtan) Home Service Co., Ltd., the Sellers and Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd.
99.3	Press Release dated January 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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